Exhibit 99.1

The INX Digital Company Reports Business Updates

and Fiscal Year 2021 Financial Results

NEW YORK, TORONTO – [May 2, 2022] –The INX Digital Company, Inc. (NEO: INXD) (the “Company”), the owner of digital asset trading platforms, a broker-dealer and an inter-dealer broker, announced today that the annual report on Form 20-F of INX Limited. (INXATS: INX), containing audited consolidated financial statements for the year ended December 31, 2021, was filed with the Securities and Exchange Commission on May 2, 2022.

Fiscal Year 2021 Financial Highlights

●	Raised $83.6 million in the first-ever registered security IPO on the blockchain

●	Completed Reverse Take Over (RTO) of Valdy Investments with a further equity raise of $39.6 Million CAD/$29.4 US Million and listed INX’s parent company on Canada’s NEO Exchange

●	Listed the INX Token on the INX Securities ATS.

●	Announced Board approval of $5 million buy-back of tokens and/or shares

●	Acquired interdealer-broker ILS Brokers and broker-dealer/ATS Openfinance

●	Qualified to operate as a money transmitter in thirty-eight (38) US states plus Washington D.C. and Puerto Rico

●	Grew employees from 15 to 87

2021 was a pivotal year for INX, as the company completed the world’s first ever IPO of a registered security on the blockchain. The IPO raised $83.6MM from 7,250 retail and institutional investors across 73 countries. The INX token is now listed on the INX Securities ATS (formerly Openfinance).

INX simultaneously completed a reverse takeover of Valdy Investments in Canada, raising a further $39.6MM CAD from selling equity and resulting in the listing of its equity on Canada’s NEO exchange.

In building out our ‘nose-to-tail’ solution for digital assets, INX purchased ILS Brokers, an NFA regulated interdealer broker with 20 years of history trading with 50+ tier 1 and tier 2 banks, transacting over $95 billion in trade volume per year. The company also completed the purchase of the Openfinance broker/dealer and ATS, renaming them as INX Securities.

The purchases enable INX to aid companies seeking to raise capital from their own communities through the minting and distribution of digital securities, which are then able to be listed on the INX Securities ATS.

On the headline, INX reports a cumulative loss of $215MM. However this number includes a marked-to-market accounting liability to INX token holders of $161.2MM and token warrant liability of $19.8MM. It also includes one-time significant costs associated with the initial token offering (ended April 2021) and Reverse Take Over Transaction which listed the Company’s on the NEO Canadian Exchange (listed on Jan 24th 2022 NEO:INXD), of $6.8MM. In addition, the amount includes a $10.9MM of share-based payments.

Therefore, our adjusted net loss, which is calculated by subtracting from our net loss these liabilities and expenses, is $16.3MM.  Adjusted net loss is not a non-IFRS measure.

“2021 was an exciting time for our company as we completed two significant financings and listed two separate publicly traded instruments in two separate jurisdictions. The INX community has grown significantly as both token and equity holders share our vision of the digital future. In 2021 we laid the table for the inevitable migration of assets onto the blockchain and in 2022 we look to execute. With considerable updates to our technology and capabilities, we will begin to fire on all cylinders - attracting new users through our soon to be released app, and introducing them to exciting public and private offerings that will join with us their own significant communities.” reported Shy Datika, CEO.

About The INX Digital Company, Inc.

The Company is the holding company for the INX Group, which includes regulated trading platforms for digital securities and cryptocurrencies, combining traditional markets expertise and an innovative fintech approach. The INX Group’s vision is to be the preferred global regulated hub for digital assets on the blockchain. The INX Group’s overall mission is to bring communities together and empower them with financial innovation. Our journey started with our initial public token offering of the INX Token in which it raised US$83 million. The INX Group is shaping the blockchain asset industry through its willingness to work in a regulated environment with oversight from regulators like the SEC and FINRA.

In addition to operating two regulated trading platforms for blockchain assets, the Company’s interdealer broker, I.L.S. Brokers, plans to offer non-deliverable cryptocurrency forwards to Tier-1 banks in the future. For more information, please visit the INX Group website here.

Cautionary Note Regarding Forward-Looking Information and Other Disclosures

This press release contains statements that constitute “forward-looking information” (“forward-looking information”) within the meaning of the applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the NCIB and the terms of the NCIB, including the price and number of common shares that may be purchased. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates and projections as at the date of this news release. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In disclosing the forward-looking information contained in this press release, the Company has made certain assumptions, including with respect to: the development of the digital asset industry. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, it can give no assurance that the expectations of any forward-looking information will prove to be correct. Known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. Such factors include, but are not limited to regulatory developments and general economic conditions. Accordingly, readers should not place undue reliance on the forward- looking information contained in this press release. Except as required by law, the Company disclaims any intention and assumes no obligation to update or revise any forward-looking information to reflect actual results, whether as a result of new information, future events, changes in assumptions, changes in factors affecting such forward-looking information or otherwise.

All information contained in this press release with respect to the corporate entities referenced herein was supplied, for inclusion herein, by the respective parties and each party and its directors and officers have relied on the other party for any information concerning the other party.

The NEO Exchange is not responsible for the adequacy or accuracy of this press release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

For further information

Contact:

The INX Digital Company, Inc.

Investor Relations

+1 855 657 2314

Email: investorrelations@inx.co

Douglas Borthwick

Chief Business Officer

Email: douglas.borthwick@inx.co

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